Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, KY  40223

June 23, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Re:	Porter Bancorp, Inc.
Registration Statement on Form S-1
Reg. No. 333-212207

Dear Sir or Madam,

The Registrant, Porter Bancorp, Inc., is filing this registration statement on Form S-1 to register 3,400,000 of its common shares for resale by certain selling shareholders.  Pursuant to General Instruction VII and Item 12 of Form S-1, the Registrant is incorporating by reference its annual report on Form 10-K for the fiscal year ended December 31, 2015 and all other reports filed pursuant to Section 13(a) of the Exchange Act since the end of its 2015 fiscal year.  In addition, the Registrant is a smaller reporting company and believes it meets the other conditions to incorporate by reference all documents filed after the effective date of the registration statement pursuant to Item 12(b) of Form S-1, and is electing to do so.

Please feel free call me at (502) 499-4773, or our counsel, Alan K. MacDonald of Frost Brown Todd LLC (telephone 502.568.0277) if you have any questions or require any further information with respect to these matters.

Sincerely,

/s/ Phillip W. Barnhouse

Phillip W. Barnhouse
Chief Financial Officer